UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ARDEA BIOSCIENCES, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

46116T 506

(CUSIP Number)

Kevin C. Tang
Tang Capital Management, LLC
4401 Eastgate Mall
San Diego, CA  92121
(858) 200-3831

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 46116T 506

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tang Capital Partners, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,014,913

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,014,913

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,014,913

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 28.29%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 46116T 506

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tang Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,014,913

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,014,913

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,014,913

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 28.29%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 46116T 506

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kevin C. Tang

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 273,605

	8.	Shared Voting Power 3,014,913

	9.	Sole Dispositive Power 273,605

	10.	Shared Dispositive Power 3,026,913

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,300,518

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.80%

14.	Type of Reporting Person (See Instructions) IN

Item 3.    Source and Amount of Funds or Other Consideration

Since the date of the last filing on Schedule 13D, Tang Capital Partners, LP made the following open market purchases of the common stock of Ardea Biosciences, Inc. (the “Issuer”):

Date	Number of Shares	Price per Share (excluding fees and commissions)
12/28/06	551,968	4.3172
1/3/07	8,300	4.2094
1/4/07	28,732	4.3308
1/5/07	94,700	4.4965

On June 30, 2006, September 30, 2006, and December 31, 2006, Tang Capital Partners, LP received 9,121 shares, 8,385 shares, and 7,890 shares, respectively, of the Issuer’s common stock, as dividends on shares of the issuer’s Series A Convertible Preferred Stock.

Since the date of the last filing on Schedule 13D, on January 3, 2007, Kevin C. Tang was granted a stock option to purchase 12,500 shares of the Issuer’s common stock at an exercise price of $4.24 per share.  This option vests one year from the grant date; however, it is exercisable immediately, subject to the Issuer’s right to buyback shares that are exercised prior to vesting.

Since the date of the last filing on Schedule 13D, the Tang Family Trust purchased 8,800 shares at $4.0707 per share and 93,000 shares at $4.3172 per share of the Issuer’s common stock on 12/27/06 and 12/28/06, respectively.

Since the date of the last filing on Schedule 13D, Noa Y. Tang under the UTMA, for which Kevin C. Tang serves as trustee, purchased 3,500 shares of the Issuer’s common stock on 12/27/06 for $4.0707 per share.

Each purchaser used its own funds for the purchases, none of which were borrowed or otherwise obtained from any source to acquire the shares.

Item 5.                       Interest in Securities of the Issuer.

(a)           Amount beneficially owned and percentage of class:

Tang Capital Partners, LP                                3,014,913 shares, representing 28.29% of the class

Tang Capital Management, LLC                      3,014,913 shares, representing 28.29% of the class

Kevin C. Tang                                                      3,300,518 shares, representing 30.80% of the class

Tang Capital Partners, LP is the record and beneficial owner of 1,712,451 shares of the Issuer’s common stock, and has the right to acquire an additional 1,302,462 shares of common stock upon exercise of warrants and conversion of convertible securities it holds.

Kevin C. Tang is the beneficial owner of 3,300,518 of the Issuer’s common stock, comprising 28,953 shares owned by Justin L. Tang under the Uniform Transfers to Minors Act (“UTMA”), for which Kevin C. Tang serves as trustee, 22,477 shares owned by Julian K. Tang under the UTMA, for which Kevin C. Tang serves as trustee, 4,819 shares owned by Noa Y. Tang under the UTMA, for which Kevin C. Tang serves as trustee, 10,803 shares owned by the Tang Advisors, LLC Profit Sharing Plan, for which Kevin C. Tang serves as trustee and is a participant, 129,242 shares held by the Tang Family Trust, for which Kevin C. Tang serves as trustee, 15,089 shares held by Kevin C. Tang’s Individual Retirement Account, 62,222 shares issuable upon exercise of options held by Kevin C. Tang within 60 days of this Statement, 6,000 shares owned by the Individual Retirement Account for the benefit of Chang L. Kong (the “Chang IRA”), 6,000 shares owned by the Individual Retirement Account for the benefit of Chung W. Kong (the “Chung IRA”) and 3,014,913 shares held or acquirable by Tang Capital Partners, LP.

Justin L. Tang, Julian K. Tang and Noa Y. Tang are Kevin C. Tang’s children.  Kevin C. Tang is a beneficiary of the Tang Family Trust.  Chang L. and Chung W. Kong are Kevin C. Tang’s in-laws and Mr. Tang may be deemed to have shared dispositive power over the shares held in the Chang IRA and the Chung IRA.  Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, and Kevin C. Tang, as the manager of Tang Capital Management, LLC, may also be deemed to beneficially own the shares beneficially owned by Tang Capital Partners, LP.  Kevin C. Tang disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.  Chang L. and Chung W. Kong are retired U.S. citizens and their address is 6429 Peinado Way, San Diego, CA 92121.

(b)	Voting and disposition powers:
Sole power to vote or direct the vote:
	Tang Capital Partners, LP	0 shares
	Tang Capital Management, LLC	0 shares
	Kevin C. Tang	273,605 shares
Shared power to vote or direct the vote:
	Tang Capital Partners, LP	3,014,913 shares
	Tang Capital Management, LLC	3,014,913 shares
	Kevin C. Tang	3,014,913 shares

Sole power to dispose or direct the disposition:
Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	273,605 shares
Shared power to dispose or direct the disposition:
Tang Capital Partners, LP	3,014,913 shares
Tang Capital Management, LLC	3,014,913 shares
Kevin C. Tang	3,026,913 shares

(c)       Other than the purchases described in Item 3, none of Kevin C. Tang, Tang Capital Partners, LP and Tang Capital Management, LLC. (each, a “Reporting Person” and collectively, “Reporting Persons”) has effected any transaction in the Issuer’s common stock within the last 60 days.

(d)           N/A.

(e)           N/A.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

January 12, 2007

Tang Capital Partners, LP
By:	Tang Capital Management, LLC
By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager
Tang Capital Management, LLC
By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang
Kevin C. Tang